EXHIBIT B

Revised Tables in 2008 Form 20-F

The following tables supersede the corresponding tables on the indicated pages of the 2008 Form 20-F:

Revisions to page 5 of 2008 Annual Report

Statement of Income Data

	At and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in US$ millions, except per share/ADS data)
Net sales	6,335.2	5,245.2	3,759.5	3,789.5	3,352.1
Cost of sales and services	(4,991.7)	(4,093.5)	(2,806.8)	(2,738.9)	(2,336.7)

Gross profit	1,343.5	1,151.7	952.7	1,050.6	1,015.4
Operating income (expenses)
Selling expenses	(393.1)	(361.3)	(220.6)	(159.8)	(185.1)
Research and development	(197.0)	(259.7)	(112.7)	(93.2)	(44.5)
General and administrative	(232.4)	(234.8)	(235.5)	(205.2)	(139.4)

Employee profit sharing	—	—	(42.7)	(56.1)	(61.2)
Other operating income (expenses), net	16.0	78.3	1.6	(26.1)	(41.3)

Total operating expenses	(806.5)	(777.5)	(609.9)	(540.4)	(471.5)

Income from operations	537.0	374.2	342.8	510.2	543.9
Non-operating income (expense)
Interest income (expenses), net	(171.4)	163.4	105.4	(4.1)	(38.0)
Foreign exchange gain (loss), net	71.7	(37.7)	(4.0)	(15.2)	(12.2)

Other non-operating income (expenses), net	—	—	—	9.1	(0.1)

Total non-operating income (expense)	(99.7)	125.7	101.4	(10.2)	(50.3)

Income before income taxes	437.3	499.9	444.2	500.0	493.6
Income tax (expense) benefit	(41.1)	(2.7)	(44.4)	(41.6)	(112.1)

Income before equity	396.2	497.2	399.8	458.4	381.5

Equity in earnings (losses) of affiliates	—	0.3	(0.1)	(3.1)	—

Net income	396.2	497.5	399.7	455.3	381.5
Less: Net income attributable to the noncontrolling interests	7.5	8.2	9.6	9.6	1.3

Net income attributable to Embraer	388.7	489.3	390.1	445.7	380.2

Revisions to pages 6 and 56 of 2008 Annual Report

	At and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in US$ millions, except per share/ADS data)
Earnings per share
Common share - basic(3)	0.54	0.66	0.53	0.58	0.50
Preferred share - basic(3)	—	—	—	0.64	0.55
ADS - basic(3)	2.16	2.64	2.11	2.55	2.18
Common share - diluted(3)	0.54	0.66	0.53	0.58	0.49
Preferred share - diluted(3)	—	—	—	0.63	2.54
ADS - diluted(3)	2.16	2.64	2.10	2.54	2.17
Dividends per share
Common share(1)(2)(3)	0.328370	0.173610	0.212420	0.260803	0.239678
Preferred share(1)(2)(3)	—	—	—	0.286880	0.263645
ADS(1)(2)(3)	1.313480	0.694430	0.849680	1.147520	1.054580

	At and for the year ended December 31,
	2008	2007	2006	2005	2004
	(in US$ millions, except per share/ADS data)
Weighted averaged number of shares outstanding (in thousands)
Common share - basic(3)	726,084	740,142	739,904	242,544	242,544
Preferred share - basic(3)	—	—	—	479,288	474,994
Common share - diluted(3)	726,084	741,047	742,903	242,544	242,544
Preferred share - diluted(3)	—	—	—	482,739	479,217

Balance Sheet Data
Cash and cash equivalents	1,391.4	1,307.4	1,209.4	1,339.2	963.8
Temporary cash investments	810.1	1,185.7	555.8	574.4	397.0
Other current assets	3,715.0	3,156.6	3,026.3	2,702.0	2,514.7
Property, plant and equipment, net	737.9	566.0	412.2	388.4	381.3
Other long-term assets	1,989.5	1,850.2	1,894.0	1,928.4	1,825.6

Total assets	8,643.9	8,065.9	7,097.7	6,932.4	6,082.4

Short-term loans and financing	529.3	932.7	503.0	475.3	513.3
Other current liabilities	3,016.0	2,406.7	2,492.1	2,179.1	1,802.8
Long-term loans and financing	1,296.1	820.3	846.1	1,078.1	825.4
Other long-term liabilities	1,523.2	1,588.0	1,318.3	1,532.8	1,565.6
Company shareholders’ equity	2,209.3	2,249.5	1,874.3	1,620.3	1,353.9
Noncontrolling interest	70.0	68.7	63.9	46.8	21.4
Total shareholders’ equity	2,279.3	2,318.2	1,938.2	1,667.1	1,375.3

Total liabilities and shareholders’ equity	8,643.9	8,065.9	7,097.7	6,932.4	6,082.4

Other Financial Data
Net cash provided by (used in) operating activities	321.8	580.4	386.9	346.9	(398.8)
Net cash provided by (used in) investing activities	168.9	(784.3)	(179.5)	(50.5)	(59.1)
Net cash provided by (used in) financing activities	(314.5)	137.0	(395.1)	24.9	105.2
Depreciation and amortization	70.5	58.8	63.9	61.5	59.7

(1)	Includes interest on shareholders’ equity.
(2)	Translated from nominal reais into U.S. dollars at the commercial selling rates in effect on the last date of the month in which distributions were approved. As of April 1, 2006, each ADS represents four common shares and before such date each ADS represented four preferred shares. The dividends per ADSs reflect the underlying dividends per share multiplied by four.
(3)	As a result of the merger of former Embraer with and into Embraer approved on March 31, 2006, each common share and preferred share of former Embraer was exchanged for one common share of Embraer and each ADS of former Embraer was exchanged for one ADS of Embraer.
(4)	Excludes non-recourse and recourse debt. Includes current portion of long-term debt.
(5)	Excludes non-recourse and recourse debt.

Income from operations

	Year ended December 31,
	2008		2007		2006
	(in US$ millions, except percentages)
Net sales	6,335.2	100.0%	5,245.2	100.0%	3,759.5	100.0%
Cost of sales and services	(4,991.7)	78.8	(4,093.5)	78.0	(2,806.8)	74.7

Gross profit	1,343.5	21.2	1,151.7	22.0	952.7	25.3
Operating expenses
Selling expenses	(393.1)	6.2	(361.3)	6.9	(220.6)	5.9
Research and development	(197.0)	3.1	(259.7)	5.0	(112.7)	3.0
General and administrative	(232.4)	3.6	(234.8)	4.5	(235.5)	6.3

Employee profit sharing	—	—	—	—	(42.7)	1.1
Other operating income (expenses), net	16.0	0.2	78.3	1.5	1.6	—

Total operating expenses	(806.5)	12.7	(777.5)	14.8	(609.9)	16.2

Income from operations	537.0	8.5	374.2	7.1	342.8	9.1
Non-operating income (expense)
Interest income (expenses), net	(171.4)	2.7	163.4	3.1	105.4	2.8
Foreign exchange gain (losses), net	71.7	1.1	(37.7)	0.7	(4.0)	0.1
Other non-operating income (expenses), net	—	—	—	—	—	—

Total non-operating income (expense)	(99.7)	(1.6)	125.7	2.4	101.4	2.7

Income before income taxes	437.3	6.9	499.9	9.5	444.2	11.8
Income tax expenses	(41.1)	0.6	(2.7)	—	(44.4)	1.2

Income before equity	396.2	6.3	497.2	9.5	399.8	10.6
Equity in earnings (losses) of affiliates	—	—	0.3	—	(0.1)	—

Net income	396.2	6.3	497.5	9.5	399.7	0.3
Less: Net income attributable to the noncontrolling interests	7.5	0.1	8.2	0.2	9.6	0.1

Net income attributable to Embraer	388.7	6.1%	489.3	9.3%	390.1	10.4%